Alfacourse Inc.

22 The Cedars Cruagh Wood,

Stepaside, Dublin 18, Ireland

Phone: 941-363-6663

Fax:  941-315-8942

email: alfacourse@mail.com

Website: alfacourse.com

May 29, 2017

Mr. Donald E. Field

United States Securities and Exchange Commission

Washington, DC 20549

RE: Alfacourse Inc.

Registration Statement on Form S-1

Filed February 16,2017

File No. 333- 216086

Dear Mr. Field;

In regards to your letter dated May 25, 2017, which included comments relating to our Registration Statement, we have prepared the following responses:

General

Comment 1. Please include a currently dated consent of the independent registered public accountant in the next amendment of your Form S-1 and prior to it becoming effective.

Response: Independent auditor’s consent is included

Prospectus Summary, page F-6

Comment 2. We note that you have removed the disclosure regarding your current cash balance that was initially added in response to comment 7 in our letter dated March 15, 2017.  Please disclose your cash on hand as of the most recent practicable date.

Response: Document has been updated to include the current cash balance as of May 26, 2017.

Going Concern Consideration, page F-27

Comment 3. We note your disclosure that your auditor “intend[s]” to issue a going concern opinion. Given that your auditor did issue the going concern opinion in the audit report on page F-35, please revise to state that a going concern opinion was issued.

Response: Section has been updated to indicate “auditors issued a going concern opinion”.

Sincerely,

/s/ Oleg Jitov

Oleg Jitov

Director

Alfacourse Inc.